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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003

                        Commission File Number: 001-14475

                             TELESP HOLDING COMPANY
                 (Translation of registrant's name into English)

                   Rua Martiniano de Carvalho, 851 - 21/o/ andar
                                 Sao Paulo, S.P.

                          Federative Republic of Brazil
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F  X               Form 40-F
                            ---                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                            No    X
                            ---                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                            No    X
                            ---                         ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                            No    X
                            ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                -----


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                             TELESP HOLDING COMPANY

                                TABLE OF CONTENTS

     Item
--------------

       1. Press Release entitled "Telecomunicacoes de Sao Paulo S.A. - Telesp Announces Tariff Readjustment" dated on June 30, 2003.

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                                                               [LOGO] Telefonica
TELECOMUNICACOES DE SAO PAULO S.A. - TELESP
Announces Tariff Readjustment
--------------------------------------------------------------------------------

Press Release, June 30, 2003.  (02 pages)

For more information, please contact:

Charles E. Allen

Telecomunicacoes de Sao Paulo S.A . - TELESP, SP, Brazil
Tel. :   (55-11) 3549-7200
Fax :    (55-11) 3549-7202
callen@telesp.com.br
--------------------
http://www.telesp.com.br
------------------------

(Sao Paulo - Brasil), (June 30, 2003). TELECOMUNICACOES DE SAO PAULO S/A - TELESP (NYSE: TSP; Bovespa: TLPP) - announced that, as of June 30, 2003, a tariff readjustment to the services provided in region III - sector 31 of its concession area will become effective. Said readjustment was authorized by Anatel

                            BASIC LOCAL SERVICE PLAN
--------------------------------------------------------------------------------
            DESCRIPTION                                 AMOUNT
                                                         (R$)
--------------------------------------------------------------------------------
Installation Charge                                     108.60
--------------------------------------------------------------------------------
Residential Monthly Basic Rate                          33.10
--------------------------------------------------------------------------------
Non-Residential Monthly Basic Rate                      56.74
--------------------------------------------------------------------------------
Trunk Lines Monthly Basic Rate (CPCT)                   56.74
--------------------------------------------------------------------------------
Local Pulse                                            0.12782
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Change of Address Fee                                   134.37
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Public Telephone Credit                                 0.101
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The amounts include taxes, according to the legislation.

                            BASIC LONG DISTANCE PLAN
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           DESCRIPTION                                  AMOUNT
                                                    (R$/per minute)
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NORMAL RATES
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DC - Neighboring areas                                  0.05003
--------------------------------------------------------------------------------
D1 - Up to 50 km                                        0.14829
--------------------------------------------------------------------------------
D2 - Between 50 and 100 km                              0.23672
--------------------------------------------------------------------------------
D3 - Between 100 and 300 km                             0.32476
--------------------------------------------------------------------------------
D4 - More than 300 km                                   0.37593
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DIFFERENTIATED RATES
--------------------------------------------------------------------------------
DC - Neighboring areas                                  0.10005
--------------------------------------------------------------------------------
D1 - Up to 50 km                                        0.29665
--------------------------------------------------------------------------------
D2 - Between 50 and 100 km                              0.47348
--------------------------------------------------------------------------------
D3 - Between 100 and 300 km                             0.51425
--------------------------------------------------------------------------------


                                       1

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D4 - More than 300 km                                   0,60399
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REDUCED RATES
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DC - Neighboring areas                                  0.02497
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D1 - Up to 50 km                                        0.07411
--------------------------------------------------------------------------------
D2 - Between 50 and 100 km                              0.11834
--------------------------------------------------------------------------------
D3 - Between 100 and 300 km                             0.16238
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D4 - More than 300 km                                   0.23740
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EXTRA REDUCED RATES
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DC - Neighboring areas                                  0.01245
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D1 - Up to 50 km                                        0.03702
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D2 - Between 50 and 100 km                              0.05917
--------------------------------------------------------------------------------
D3 - Between 100 and 300 km                             0.08117
--------------------------------------------------------------------------------
D4 - More than 300 km                                   0.11868
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                                   TIME TABLE
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NORMAL RATES (working days, from 7:00 AM to 9:00 AM, from noon to 2:00 PM, from
6:00 PM to 9:00 PM and saturdays, from 7:00 AM to 2:00 PM).
--------------------------------------------------------------------------------
DIFFERENTIATED RATES (working days, from 9:00 AM to noon and from 2:00 PM to 6:00 PM)
--------------------------------------------------------------------------------
REDUCED RATES (working days, from 6:00 AM to 7:00 AM and from 9:00 PM to 00:00. On Saturdays, from 6:00 AM to 7:00 AM and from 2:00 PM to 00:00. On Sundays and national holidays, from 6:00 AM to 00:00)
--------------------------------------------------------------------------------
EXTRA REDUCED RATES (everyday, from 00:00 to 6:00 AM)
--------------------------------------------------------------------------------
The amounts include taxes, according to the legislation.
--------------------------------------------------------------------------------


                                       2

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELESP HOLDING COMPANY


Date: June 30, 2003.                  By:  /s/ Charles E. Allen
                                           ------------------------------------
                                           Name:   Charles E. Allen
                                           Title:  Investor Relations Director